Filed by Allis-Chalmers Energy Inc. pursuant
to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Bronco Drilling Company, Inc.
Commission File No.: 000-51471
TRANSCRIPT
The following is a transcript of a conference call held by Allis-Chalmers Energy Inc. on January 31, 2008. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Allis-Chalmers believes that none of these potential inaccuracies is material. A replay of the recorded conference call will be available through February 7, 2008. The telephone number for the replay of the call is (888) 286-8010 domestically or (617) 801-6888 internationally, and the passcode is 77476970. The call will also be available for replay through the Allis-Chalmers website (www.alchenergy.com).
Final Transcript

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Conference Call Transcript
ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Event Date/Time: Jan. 31. 2008 / 6:00AM PT
CORPORATE PARTICIPANTS

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Jeff Freedman
Allis-Chalmers Energy — VP of IR
Micki Hidayatallah
Allis-Chalmers Energy — Chairman and CEO
Vic Perez
Allis-Chalmers Energy — CFP
Ted Pound
Allis-Chalmers Energy — General Counsel
Darla Blaha
Allis-Chalmers Energy — IR
CONFERENCE CALL PARTICIPANTS
Mike Drickamer
Morgan Keegan — Analyst
Joe Agular
Johnson Rice & Co. — Analyst
Eric Kalamaras
Wachovia — Analyst
Victor Marchon
RBC Capital Markets — Analyst
Maryana Kushnir
Nomura Securities — Analyst
Michael Garvey
UBS — Analyst
Steve Ferazani
Sidoti & Co. — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the Allis-Chalmers Energy announces Brazilian investment, new officer appointment, and preliminary unaudited results for the full-year 2007 conference call. My name is Twalecia and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will facilitate a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS).
I would now like to turn the call over to your host for today, Mr. Jeff Freedman, Vice President of Investor Relations. Please proceed.
Jeff Freedman - Allis-Chalmers Energy — VP of IR
Thank you Twalecia. Welcome ladies and gentlemen. We are going to discuss our 2007 preliminary unaudited results this morning including observations about our fourth quarter. We are going to discuss also a new opportunity for us to invest in a land-based drilling company in Brazil which is a further expansion of our opportunities in Central and South America and also some management changes.
I just want to apologize for the late minute distribution for this particular release. We tried to get this out late last night but we had several issues that we needed to resolve so please excuse that late announcement. It wasn’t intentional but we just didn’t get clearance on a couple of items that we needed to before we released this. So there will be a replay of this particular conference call that will take place shortly after.

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
And you know that we are going to be discussing several forward-looking statements that might have certain assumptions on our part that may prove to be correct or that — but we cannot give any assurances that these assumptions are going to evolve the way that we anticipate. So with that particular introduction, we have with us today Mr. Hidayatallah, Micki Hidayatallah, Chairman; Vic Perez, CFO; and myself. And I think our General Counsel is with us also.
And I will now turn the call over to Micki and again, thank you for participating and there will be a replay.
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Good morning, everyone. The stock of the Company has declined 30% over the past 30 days. Additionally, the short position and trading volume has risen dramatically in anticipation of year-end 2007 earnings. For these reasons, the Company has decided to pre-announce preliminary operating results. These results are subject to change based on audit adjustments.
Revenues in 2007 were $574 million compared to $307 million in 2006, an increase of about 85% year-to-year. Adjusted EBITDA for the year was $185.4 million as compared to $93 million, an increase of approximately 100% year-to-year. Net income was $50 million as compared to $35.7 million, an increase of approximately 45%. This net income increase also took into account that the effective tax rate in 2006 was approximately 24% whereas in 2007, it was 37%.
In the fourth quarter, we faced some serious operating challenges, particularly the weakness in demand for drill pipe in the Gulf of Mexico. After the hurricane season, it was our expectancy that the rig fleet would pick up offshore in the Gulf of Mexico. This did not happen. In fact, there was a flight of these rigs into the international market. The result of this affected our operating earnings by approximately $4.5 million on the basis of adjusted EBITDA.
We also faced severe flooding in Villahermosa, the largest operating yard in our Mexican tubular services operation. We believe that the effect of this between October, November and December was approximately $1.5 million. We were unable to even get crews out some of whom did not have access to their homes in this difficult period.
At the same time in Argentina with the presidential election in October, the Company in the last quarter had slowdowns or total strikes for 15 days of the quarter affecting revenues and operating incomes by 15% or approximately $2.5 million. On top of this, the new administration imposed a corporate tax on all employees.
Startup costs on our coiled tubing units and also low utilization as we tried to penetrate new markets affected the last quarter. We intend to meet these challenges in 2008 with our new management structure and specific actions that will position us for long-term growth.
In our rental services segments, we are going to look for new alternative markets to the Gulf of Mexico where we believe the rig count will remain soft in 2008. We will open new operating yards and begin aggressively marketing through our field sales offices in the fast-growing nonconventional drilling areas such as the Barnett, Marsalis, Fayetteville and Woodford shales.
We have integrated our price book and this will be a real asset in our marketing efforts and we have a management tool that allows us to track capacity utilization of our assets region to region and redeploy and rationalize our asset base. It is our feeling that this will help us increase capacity utilization.
We also intend to aggressively market pipe rentals in the international marketplace specifically concentrating where we have targeted markets like North Africa, Brazil, Argentina and Mexico. It is our intention in our oilfield services segment to continue with a program of reduced costs through an increased motor fleet that will allow us in directionally drilling to lower our motor rental costs. And at the same time by negotiating new volume discounts with our vendors, we believe that we will reduce our repair costs on a circulating [hour] bases.
Revenues and earnings will also benefit from six new MWD kits and three new hot-roll steering tools. In addition to this, we are getting 10 new casing running tools as well as installing, executing, and implementing a new worldwide distribution system for our manufactured products. We are going to take advantage of the market opportunity for our new form units and boosters. We are currently operating under balanced drilling in California for our customers that are in the geothermal markets.

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
We will additionally get six new coiled tubing units in October. Currently we have already increased the run rate of our coiled tubing units from 25% to 50%. In the last quarter of the year, the low capacity utilization, heavy down time, heavy repair costs probably affected us by $2.5 million.
In our drilling and completion segment, we believe it is a year of total transformation. We will have the access to assets in the United States that will enable us to execute our growth strategy in Central and South America. We will be placing 18 additional rigs that will be working in Argentina in 2008 and we believe that with the proposed Bronco transaction that our access to additional rigs can expand revenues and earnings.
We also are going to further expand our geographic footprint through our acquisition in Brazil. The acquisition is in the form initially of a $40 million investment in BCH, a subsidiary of BrazAlta, and it is in the form of a 15% convertible subordinated secured debenture that is convertible at our option into 49% of the common equity. In addition to this, we have the ability to buy 51% of the common equity of the Company at the end of two years. It is our belief that once we exercise our option and our conversion right, we will be one of the largest land drilling contractors in Brazil. We also will provide Brazil with workover and completion rigs going forward.
Today BCH has five drilling rigs under two- to three-year contracts with Petrobras and its [Canadian] partners including BrazAlta. These contracts have the potential to generate revenues of approximately $125 million over the next three years. It is our current intention to account for this on an interest earned basis but it is possible that we will account for it under GAAP under the equity method for the first two years after which if we exercise our conversion right, we will consolidate the results.
We are very excited about this opportunity to make an investment in Brazil, the most advanced economy in South America where Petrobras has declared that its capital expenditures in 2008 are going to be in excess of $112 billion. As these capital expenditures increase, we believe by working with the BCH management team, we can explore and supply the market with rental inventory, directional old drilling services, underbalanced drilling services, coiled tubing and casing and tubing installations services.
The management at BCH is very capable and the leadership is Brazilian. We believe that they are in a position to quickly seize the opportunity to expand their drilling and completion services with their principle customer, Petrobras and BrazAlta.
With those opening comments, I am going to hand it back to Jeffrey Freedman.
Jeff Freedman - Allis-Chalmers Energy — VP of IR
Twalecia?
QUESTION AND ANSWER
Operator
Thank you. (OPERATOR INSTRUCTIONS). Mike Drickamer, Morgan Keegan.
Mike Drickamer - Morgan Keegan — Analyst
Good morning, guys. Micki, I apologize if I missed this. You talked about the investment in BCH being accounted for as either interest income or under the equity method. Are you guys going to be receiving an interest rate on your debt investment there or how exactly — what are you going to be earning there?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Well, our investment is a $40 million investment in a 15% convertible subordinated secured debenture and the conversion right is into 49% of the common equity of BCH. So for two years we will receive an interest of 15% or approximately $6 million a year which tax effective is about $0.10 a share. We also have the right or the option to acquire the remaining 51% at the end of two years and that will be based on an independent valuation from a mutually acceptable investment bank.

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
As for the accounting, we are continuing discussions internally to see whether it is more fitting to account for this under the equity method because of the conversion and option or under the interest received method. One of the issues is going to be the degree of control that we exercise and at this stage, there will be a six-man Board of Directors; we will nominate three individuals to the Board and three individuals will be nominated by the parent company, BrazAlta.
The Chairman of the Company will be nominated by BrazAlta and they will have the casting vote. So as I said, we will continue to look at the degree of control and see where this fits. I will ask if Vic if he wants to add anything to that.
Vic Perez - Allis-Chalmers Energy — CFP
I think there is nothing to add, Micki. You covered kind of the issues. We do expect that — I mean — we will have the benefit of accrued interest and interest payments over the next two years.
Mike Drickamer - Morgan Keegan — Analyst
Okay. And then the other question I have for you right now Micki, with the resignation today of Burt, I see you have appointed two other gentlemen as Senior Vice Presidents. But is the President position then still open?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
At this stage with the challenges that we are facing, I do want to deal directly with the operating segments until such time as we can execute our growth strategy in 2008. As I stated in the release that it has been a real pleasure and privilege to work with Burt. I have benefited from his insight into the rental segment and I want to wish him luck in his future endeavors. Burt will remain on the Board of Directors so I look forward to that continuing relationship.
Mike Drickamer - Morgan Keegan — Analyst
Will he maintain his co-Chairmen position?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
That has not been discussed by the Board but I think that I see no reason why he would not unless he chose not to.
Mike Drickamer - Morgan Keegan — Analyst
Okay. And seeing as how he remains on the Board, he still remains restricted in his ability to sell his shares, correct?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
As a member of the Board of Directors, he continues to be an affiliate insider.
Mike Drickamer - Morgan Keegan — Analyst
Okay. So as of right now, the President position has not been filled. You are going to assume a little bit more operational responsibilities but at some point in the future, you may look to fill that position, correct?

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Yes, from inside or through an outside search.
Jeff Freedman - Allis-Chalmers Energy — VP of IR
Mike, Jeff. I may add and I think Ted is here as well. The registration statement regarding the shares that were distributed to the owners of Oil & Gas Rentals have in fact been registered with the SEC as you well know. And they are in this particular case, there are members of the family that owned Oil & Gas Rentals that are nonaffiliated insiders. Those shares have not yet been distributed to the individuals and there has been no request that that be taken care of at this time. So those shares that are part of the Adams family though do fall under that affiliated insider.
Ted Pound - Allis-Chalmers Energy — General Counsel
Mike, this is Ted Pound. That is a little different. They have requested that we distribute the shares out to all the family members. That will be done in a relatively short period of time. But your question earlier about Burt being restricted, yes, since he is still a Director, he would be an affiliate of the Company and therefore restricted on the amount of shares he could sell.
Mike Drickamer - Morgan Keegan — Analyst
Okay. Well let me follow-up real quick then with this question. As I understand Oil & Gas Rentals owns about 3.2 million shares. How much of that is Burt restricted on and how much would be freely available to sell?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
I don’t know if we have the answer to that today. We can certainly speak to Burt. I do want to state that in my discussions with Burt as a member of the Adams family, I would be — he has given me the impression that he would be surprised at the current trading levels if the family would be a seller of stock.
Mike Drickamer - Morgan Keegan — Analyst
All right, guys. I am going to requeue and let somebody else have an opportunity.
Operator
(OPERATOR INSTRUCTIONS). Joe Agular, Johnson Rice & Co.
Joe Agular - Johnson Rice & Co. — Analyst
Good morning, thank you. I guess I wanted to ask a question is — regarding your fourth quarter and then to some extent your 2008 outlook, you know the revenue number that you gave for the fourth quarter is actually pretty good. I mean it is in line with what you reported in the third quarter but obviously you mentioned the situations that occurred in the quarter. But I was trying to find out in terms of the mix of the segment revenues if you could give us an idea what those might look like? (multiple speakers) And also, Micki, how that affects — obviously the margins in each segment?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Joe, the main reason that what you are going to see is that over the last year in 2007, our margin — EBITDA margins were approximately 31% for the full year. The issue we are facing today and going forward is the new sales mix. The highest growth levels are being contributed from international drilling and completion segment and the lowest or smallest contribution, the shrinking contribution is from our highest margin, rental services.

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
We have not been aggressive in 2008 in outlining our ability to replace the Gulf of Mexico offshore market. So our revenue contributions, our EBITDA contributions are conservative on the rental and we believe that they will there will be substantial growth opportunity in the international marketplace thus lowering margins because again, internationally our margins, our EBITDA margins are in the 25% to 30% rate whereas rental is probably in the 60% to 70% rate. So that is reason for the decline in margins.
Joe Agular - Johnson Rice & Co. — Analyst
Is the fourth-quarter rental revenue, I assume is going to be down from Q3 levels. Is that a fair assumption?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
The fourth-quarter rental revenues are down we believe by $4.5 million to 5 million from Q2, but more importantly because the revenues include reimbursables, but the pure rental revenues are down by about that $4.5 million or $5 million and every dollar, incremental dollar beyond a certain point falls to the EBITDA line. And that has been the biggest significant single factor in fourth-quarter earnings.
Vic Perez - Allis-Chalmers Energy — CFP
And I would add, rental revenues are about 19% to 20% of the quarter and about something like 36% of the EBITDA before corporate items. And that is down in terms of its contribution which was earlier in the year closer to 40%, 45% as far as contribution from rental. And I might add that international is roughly about 30% of — the drilling completion is basically about 30% of EBITDA and about 40% of revenues.
Joe Agular - Johnson Rice & Co. — Analyst
Okay. So if rental was down, what is up from Q3 to Q4?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
On rental — on revenue?
Joe Agular - Johnson Rice & Co. — Analyst
Yes, on revenue. Just revenue.
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Well I think maybe I didn’t articulate it. Rental revenue is made up of two items. Number one, reimbursables such as repair costs, lost inhole, and total revenues were not significantly down but pure rental revenue was down. Reimbursables contribute approximately 2% after costs to our bottom line EBITDA whereas pure rental revenues beyond a $5 million number for the quarter, contribute nearly 100% to the bottom line. I don’t know if you want to add to that, Vic?
Vic Perez - Allis-Chalmers Energy — CFP
Well revenues are not really — are pretty flat quarter-to-quarter.
Joe Agular - Johnson Rice & Co. — Analyst

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Right. Okay. I understand that. So the number that we will get on the top line will look similar, the margins will be depressed though because of the mix within that number of less pure rental revenue?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Absolutely correct.
Joe Agular - Johnson Rice & Co. — Analyst
Okay. And what I was trying to get at then in terms of your outlook for 2008, where you all have made the assumption that current conditions don’t change, I assume you are using sort of a fourth-quarter run rate in the rental tool segment for your ‘08 estimate?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
You hit it absolutely right.
Joe Agular - Johnson Rice & Co. — Analyst
Okay. And then the incremental revenue growth over ‘08, I mean in ‘08 over ‘07 is going to come from DLS?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Yes.
Joe Agular - Johnson Rice & Co. — Analyst
And other growth in directional drilling I assume also?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Directional drilling is going to grow, tubular, and — but most of it is coming from DLS. I would say that probably 70% to 75% is coming from DLS. If we say that we are going to grow by about $100 million next year over this year in revenues, probably $60 million to $70 million will come from DLS.
Joe Agular - Johnson Rice & Co. — Analyst
Okay. I will jump off now. I may come back in a minute though. Thanks.
Vic Perez - Allis-Chalmers Energy — CFP
Just to add to that in terms of ‘07 versus ‘08, we made a number of small acquisitions in directional drilling in the second half of the year which added a significant amount of downhole motors, MWDs, directional drillers. Additionally we made a small acquisition in October in the tubular services segment. We will benefit from that acquisition as well as the investment that we have made for new casing running tools which is a new technology. And those casing running tools are arriving in the first quarter to begin work. And also we expect more success in the tubular services segment in ‘08 in terms of the marketing particularly international marketing of our hydraulic power tongs.
Underbalanced drilling, we have received a number of units, foam units that will enhance that segment and then production services will be benefited from the comments that Micki made earlier about the lower utilization that we experienced earlier in 2007 as well as the startup expenses. And also the addition of additional coiled tubing units later in 2008. So that is pretty much the backdrop for 2008.

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
And of course, we have the delivery of the service rigs and drilling rigs which began in the fourth quarter of ‘07 and they will continue through up until the third quarter of ‘08 under five-year contracts in Argentina.
Joe Agular - Johnson Rice & Co. — Analyst
Thank you very much.
Operator
Eric Kalamaras, Wachovia.
Eric Kalamaras - Wachovia — Analyst
Hi guys, good morning. A question regarding the — some of the international expansion and how you view the integration has gone so far in terms of certainly what you have been able to do in Argentina, how you view the transparency that you are going to be able to get in Brazil. I’m just trying to get a sense of what your thoughts are on that because it looks like — that is what some of the surprises have been. And I’m just curious as to what your thoughts are on that going forward and how maybe you can manage some of that?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Okay, well I think that we believe that the business model that we are entering Brazil with is very similar to both Mexico as well as Argentina. It allows us to have predictable, stable cash flow through a fixed return. It allows us to enter a new market as a minority player, very similar to what the Bronco Challenger investment and basically allows us through a minority interest to grow and understand the business prior to having the responsibilities of integrating and managing.
But we have done very detailed operating due diligence as well as financial and legal due diligence and the transparency in the first two years is clear, 15% return. You know we get a conversion right and an option to buy. At the end of the second year when we control 100%, we would have worked with what we believe is one of the finest management teams. In fact, the Chairman, CEO of BrazAlta was born, educated in his early years in Brazil. We believe it is a very great — good management team and in those initial years, we get a very easy introduction and entry for all our services into that market.
Now how easy is that going to be and what are the differences? Well the demographics of the Brazilian land market is very different from the Argentinian market where there are a lot of shallow wells. And you know, probably initially not that much need for directional or horizontal or underbalanced drilling. When we describe the services we could offer both Petrobras as well as BrazAlta in-house from Allis-Chalmers and that we could transport and transfer some of these services to the Brazilian market, the reception we felt was very enthusiastic.
So you know and this — I mean in my mind and in the mind of most of our directors, if you are going to enter a new market with drilling and completion and the ability to take your other services, there couldn’t be a better structure.
Eric Kalamaras - Wachovia — Analyst
Okay, great. I appreciate that explanation, Micki. Lastly, do you have any thoughts on the announcement this morning of some of the Bronco drilling shareholders as to what that would potentially do to the transaction you have got pending there?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
I am sorry I did not see this morning’s announcement.
Eric Kalamaras - Wachovia — Analyst

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Okay. Well the shareholders are effectively contesting the transaction.
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Is this Third Avenue?
Eric Kalamaras - Wachovia — Analyst
Not exact — I haven’t looked at it close enough exactly whom all the shareholders might be.
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Let me say that last week a 21% shareholder as far as I know, Third Avenue Management, stated that it wanted the management of Bronco — and they put this in a publicly filed letter — to look at any unsolicited bids that it may receive, to look at all other strategic alternatives and to consider restructuring the transaction with us. And based on this if this was not done, they would vote against the deal.
Well I mean it doesn’t affect me in any way because you know they always have the right and the fiduciary responsibility to look at unsolicited bids. The second item is basically that they look at their strategic alternatives. As far as I am concerned hopefully it is a very astute management team that did consider all their alternatives prior to signing the merger agreement.
And the third is that they restructure a transaction with us. And my answer to that is we negotiated at arm’s length and this was the transaction we agreed to and this is what we believe a fair and equitable price to the selling shareholders and to ourselves. So we will continue to pursue this acquisition. We do not believe that the shareholder that is objecting has any impact on us or our thinking.
Eric Kalamaras - Wachovia — Analyst
Okay. I appreciate that color. Thanks, Micki.
Operator
Victor Marchon, RBC Capital Markets.
Victor Marchon - RBC Capital Markets — Analyst
Thank you, good morning. The question I had was on the rental tool business. Can you provide a revenue mix between onshore, shallow water, and deep water for that business?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Victor, our strongest asset was the fact that about 60% of our revenues were derived from the Gulf of Mexico offshore market; 31% from land and about 8% to 9% from the international marketplace. And it is that 60% of revenue that was stable, predictable, offshore, highly visible with very good returns and pricing that has been most impacted by the crisis in the Gulf or by the departure of the rigs, offshore rigs, in the Gulf of Mexico.
Victor Marchon - RBC Capital Markets — Analyst
And then I guess the follow-up would be when you look at the opportunities international opportunities for your rental equipment, how could that mix or what would that mix look like over the next couple of years from a 60/30/10? You know, what would that look at? I guess specifically on the international side now about 9% of revenue, what could that look like over the next couple of years?

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Let me begin by saying that I am glad you said the next couple of years because the international marketplace is a far slower and more difficult entry into. Our feeling is that if, if the Gulf of Mexico rig count offshore remains the same, we would target probably 40% offshore, 40% land, specifically aggressively marketing to the nonconventional drilling operations domestically and to try and get to somewhere around 20% international.
Victor Marchon - RBC Capital Markets — Analyst
Great. That’s all I had. Thank you.
Operator
Maryana Kushnir, Nomura Securities.
Maryana Kushnir - Nomura Securities — Analyst
Hi. I have a few questions. First of all, I just wanted to understand a little bit better — I was under the impression that you know the rental tool business that you have also have a significant exposure to deepwater markets. Therefore, since we have seen the weakness in jackup market, but perhaps there could have been offset by deepwater markets. Maybe I misunderstood it. Can you please kind of explain what that exposure is?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Well actually it is our major market was the jackup market simply because the size of pipe and our customers historically and traditionally were from the jackup market. I think if you asked us to further split the 60% offshore Gulf of Mexico, you would see that primarily it was probably two-thirds of that was from the jackup and maybe one-third from the deep offshore. And certainly the deep offshore has been stable but it has not increased in demand for pipe. And so we were hardest hit by the departure of the jackup rigs to the international marketplace.
Maryana Kushnir - Nomura Securities — Analyst
So the split of business in the rental tool business is current split 60% offshore, right?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Yes.
Maryana Kushnir - Nomura Securities — Analyst
Okay. And also I just wanted to clarify this. When you give your production — I mean your guidance for first-quarter and full-year ‘08, so it just assumes status quo for the rental tool market and no contribution from this initiatives of marketing your tools elsewhere?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Yes, I think what we believe that although we have a strategic marketing program that includes flexibility and pricing, includes targeting more land opportunities in the United States as well as international opportunities, at these execution of these marketing programs under a new management team, under Mark Patterson, is going to take time. So the assumption for the year was to take the lowest point which was our fourth quarter and basically use that for guidance within the next year.

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Now obviously we will set internal strategic objectives that will allow us to outperform these but we believe that to establish credibility with the market conditions as soft as they are, we will continue to base it on the trend of the fourth quarter.
Maryana Kushnir - Nomura Securities — Analyst
Okay. And then regarding your first-quarter guidance, we are going from $38 million EBITDA to $41 million, $43 million, what are the main components there? Is it just no Argentina weakness and no Mexico weakness? Is that right?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
No Mexico weakness, no Argentina weakness, increased capacity utilization of our coiled tubing units. The fact that our capital expenditures, the equipment we will be getting equipment in the first quarter that we’ll be putting to work. Also equipment deliveries that came in the last quarter but were not operational are going to be there. We described new MWD kits, foam units, casing running tools and these are going to contribute in the first quarter partially to the quarter. So all these factors would help us improve. And most importantly, we have been in investing heavily in the market. We believe that Pemex will continue to be a driving force in capital expenditures in Mexico next year and hopefully, God will be kind to us and the flood season won’t be as bad.
Maryana Kushnir - Nomura Securities — Analyst
And do you feel like the worst is behind us in terms of activity in the Gulf of Mexico? What is your outlook?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
No, at this stage I can only say that we have based our assumptions on a flat drilling rig count and drilling program in the Gulf of Mexico. I cannot predict the effect of any decline in the U. S. economy that may again, you know, where jackup rigs because of the price of natural gas is not going to begin to further migrate for better rates in the international marketplace. But our current assumption is we have seen the bottom. It is going to be a stable 2008 and that again, our guidance is conservative in rental tools. Hopefully with our internal objectives, we can get marketshare more quickly from the land opportunities that I described earlier.
Maryana Kushnir - Nomura Securities — Analyst
Okay, thank you.
Operator
Mike Drickamer, Morgan Keegan.
Mike Drickamer - Morgan Keegan — Analyst
Hey guys, can you remind me, are there any debt covenants on your debt?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Vic?
Vic Perez - Allis-Chalmers Energy — CFP
You mean in our indenture?

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Mike Drickamer - Morgan Keegan — Analyst
Yes. Well no, I mean the debt you have outstanding right now, the public debt.
Vic Perez - Allis-Chalmers Energy — CFP
On our senior notes, no. I mean not in the financial ratios. There is a debt incurrence test which is a two-to-one coverage of EBITDA to interest and we are in very good shape as far as that is concerned.
Mike Drickamer - Morgan Keegan — Analyst
And anything on like your bank lines or anything?
Vic Perez - Allis-Chalmers Energy — CFP
Well we have the typical covenants there in terms of like debt to EBITDA and things like that and again, we are well in compliance with everything.
Mike Drickamer - Morgan Keegan — Analyst
Even with the lower guidance?
Vic Perez - Allis-Chalmers Energy — CFP
Yes, for example, it looks like that for 2007, our net debt to EBITDA is around 2.5 times and we said again, that our mission was to keep that as much as possible at 3 or below. And so we are well below what is required by our bank revolver.
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
I just want to add that Standard & Poor’s and Moody’s as far as I am concerned have kept our ratings steady and not changed them in any way.
Mike Drickamer - Morgan Keegan — Analyst
Okay. And I guess, Ted, can you remind me what the breakup fees were on the Bronco transaction?
Ted Pound - Allis-Chalmers Energy — General Counsel
The breakup fees?
Mike Drickamer - Morgan Keegan — Analyst
Yes.
Ted Pound - Allis-Chalmers Energy — General Counsel
They are $10 million if they get a superior proposal or we do. And then there is in the event that transactions are not approved by either of the company’s stockholders, then it is an expense reimbursement with a cap of $5 million for each party.

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Mike, I hope that question isn’t telling us something we don’t know.
Mike Drickamer - Morgan Keegan — Analyst
Well, I mean, I saw the shareholder announcements. I was just making sure I understood. So it is $10 million if there is a superior offer that they would pay to you or otherwise it is just the expense reimbursement?
Ted Pound - Allis-Chalmers Energy — General Counsel
Right.
Mike Drickamer - Morgan Keegan — Analyst
Great. That’s it, guys. Thanks a lot.
Jeff Freedman - Allis-Chalmers Energy — VP of IR
Mike, just to remind you, though, the interest that we have on those senior notes is interest — the obligation of those senior notes, as Vic has often pointed out, is interest-only until 2012 and 2014. About $45 million a year, Vic?
Vic Perez - Allis-Chalmers Energy — CFP
Correct. [About] total interest, yes.
Operator
[Michael Garvey], UBS.
Michael Garvey - UBS — Analyst
Hi guys. Just as a point of clarification, your guidance for 2008 that doesn’t include any potential impact of the —
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Sorry.
Michael Garvey - UBS — Analyst
I’m sorry. Can you hear me?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Yes.
Jeff Freedman - Allis-Chalmers Energy — VP of IR

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Just speak up a little bit.
Michael Garvey - UBS — Analyst
Okay. Just to clarify your guidance for 2008, that doesn’t include any impact from the Bronco transaction. You are not making any assumptions that that didn’t go through when you made that guidance, right?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
No, no, absolutely not.
Michael Garvey - UBS — Analyst
That was all I had. Thanks.
Jeff Freedman - Allis-Chalmers Energy — VP of IR
One other note on ‘07, Vic, am I correct in that the numbers that we reported do include the gain on the sale of the capillary assets?
Vic Perez - Allis-Chalmers Energy — CFP
Yes, of course. We had a $9 million gain in fiscal ‘07 and that is included of course in our EPS. But as one looks at year-to-year, the $9 million gain was in the numbers in ‘07, pretax gain.
Michael Garvey - UBS — Analyst
Okay. Thank you very much.
Operator
Steve Ferazani, Sidoti.
Steve Ferazani - Sidoti & Co. — Analyst
Good morning. Just had a couple of questions about DLS. The first one was could you explain a little bit what the tax issue was there?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
At DLS?
Steve Ferazani - Sidoti & Co. — Analyst
Yes.
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
I am not aware of any tax issue but what happened was when the new administration was — came into being, nation wide, they imposed a new corporate tax on employees of the company as every other company. And I think my only point was that was not part of our expectations when we were talking about the fourth quarter. But it will continue for the foreseeable future and has been built in into our 2008 guidance.
Steve Ferazani - Sidoti & Co. — Analyst
Can you talk a little bit about the mobilization of rigs? You had what — the 17 rig order last July. Can you talk about where the rigs are and what the timing has been and whether it has been on schedule?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Yes. Now I am going to give you the last knowledge that I have. Two workover rigs from China and approximately six workover rigs from Crown have been delivered through January and they have cleared customs and are being mobilized in the field. I think they are being rigged up and sent to the field and we will see the benefits of those. The four drilling rigs that we have on order will be delivered on time between June and October of this year.
Steve Ferazani - Sidoti & Co. — Analyst
Okay. In the past when you have looked at certain operations like the sale of the capillary tubing units, well you have a lot going on right now and Burt has left and you are going to have to deal with the [OGR] problems. Is there any potential you will look around and say hey, these assets maybe aren’t working. Maybe we can sell this off and focus on other things? Can you address sort of the bigger picture there?
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Well you know I have always said that my vision of our Company is growth oriented. We believe that the opportunities we have in all the services we provide in the long term is we are going to be beneficial. We are going to remain true to our vision and our strategy. Yes, we are going to face issues and challenges like we faced in the fourth quarter but in the long term, we are creating a solid foundation to establish a multinational, multifaceted service company.
In each one of the services that we a offer our customers, we continue to strive to be number one in niche regional markets and we think that we have a very sound management team that is going to continue to build for the future. There is no spin-off reduction in services or sale of equipment that we are contemplating today.
Steve Ferazani - Sidoti & Co. — Analyst
Okay, thank you.
Operator
Maryana Kushnir, Nomura.
Maryana Kushnir - Nomura Securities — Analyst
Hi, I just wanted to follow up with this. What is the expected CapEx for ‘08.
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Vic?

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Vic Perez - Allis-Chalmers Energy — CFP
Approximately $140 million.
Maryana Kushnir - Nomura Securities — Analyst
Okay.
Vic Perez - Allis-Chalmers Energy — CFP
Of which the lion’s share is of course the rigs for Argentina.
Maryana Kushnir - Nomura Securities — Analyst
And then investment in the Brazilian companies on top — is on top of $140 million, right?
Vic Perez - Allis-Chalmers Energy — CFP
Correct.
Maryana Kushnir - Nomura Securities — Analyst
Okay. Thank you.
Vic Perez - Allis-Chalmers Energy — CFP
Let me just add kind of on, Micki, on the prior question about the management and the org structure. Really what Micki announced and put in place is really a more streamlined organizational structure where we have three segments basically the drilling completion which is primarily DLS, the oilfield services which encompass our — below that our divisions underbalanced drilling, directional drilling, etc. And then finally, rental so it is three people with responsibility so it is a very streamlined organization actually compared to the prior organization.
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Thank you, Vic. And I am sorry I did miss that when someone asked are we appointing a President and the new structure actually allows us to take our time on making that decision.
Operator
(OPERATOR INSTRUCTIONS).
Vic Perez - Allis-Chalmers Energy — CFP
Jeff, it doesn’t look like we have any other questions.
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Okay, well I just want to say thank you all for being on this conference call and I do want to say that we believe going into the future, our Company is going to remain strong with tremendous growth potentials and we appreciate your confidence.

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Jeff Freedman - Allis-Chalmers Energy — VP of IR
Darla, do you know when the replay will be available.
Darla Blaha - Allis-Chalmers Energy — IR
Immediately following.
Jeff Freedman - Allis-Chalmers Energy — VP of IR
Okay.
Micki Hidayatallah - Allis-Chalmers Energy — Chairman and CEO
Thank you everyone.
Jeff Freedman - Allis-Chalmers Energy — VP of IR
Thank you.
Operator
This concludes your presentation. You may now disconnect and have a great day.
Forward Looking Statements and Additional Information
Allis-Chalmers may make statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that Allis-Chalmers expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are not guarantees of future events or Allis-Chalmers’ future performance and are subject to risks, uncertainties and other important factors that could cause events or Allis-Chalmers’ actual performance or achievements to be materially different than those projected by them. For a full discussion of these risks, uncertainties and factors, Allis-Chalmers encourages you to read its documents on file with the SEC. Except as required by law, Allis-Chalmers does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
In connection with the proposed merger transaction between Allis-Chalmers and Bronco Drilling Company, Inc., Allis-Chalmers and Bronco Drilling will file a joint proxy statement/prospectus and both companies will file other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550. The documents filed with the SEC by Bronco Drilling may be obtained free of charge from Bronco Drilling’s website at www.broncodrill.com or by calling Bronco Drilling’s Investor Relations department at (405) 242-4444.

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Final Transcript
Jan. 31. 2008 / 6:00AM PT, ALY — Allis-Chalmers Energy Announces Brazilian Investment, New Officer Appointments, and Preliminary Unaudited Results for the Full Year 2007 Conference Call
Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger transaction. Allis-Chalmers and Bronco Drilling and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of each company in connection with the merger transaction. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Information about the directors and executive officers of Bronco Drilling and their ownership of Bronco Drilling common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the Merger when it becomes available.

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